                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               I.C.H. Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  449264 10 0
                            ------------------------
                                 (CUSIP Number)

                                Todd C. Ferguson
                               111 Center Street
                          Little Rock, Arkansas 72201
                                 (501) 374-4361
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                December 26, 1995
      -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 449264 10 0                                          PAGE 2 OF 6 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stephens Inc. I.R.S. No. 71-0641478, and its ultimate parent, Stephens Group, Inc. I.R.S. No. 71-0211822(1)

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Not applicable

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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /

      Not applicable

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Arkansas

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                               7     SOLE VOTING POWER

          NUMBER OF                  45,692(2)

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  45,692(2)

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      45,692(2)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            /  /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .01%(3)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------

(1) Unless otherwise specified, all information provided herein applies to both Stephens Group, Inc. and Stephens Inc. On February 11, 1994, 4,456,820 shares of Issuer's Common Stock were initially purchased directly by Stephens Inc. On December 7, 1994, the 4,456,820 shares of Issuer's Common Stock were sold to Stephens Group, Inc., the ultimate parent corporation of Stephens Inc. Stephens Inc., however, retained record ownership of these shares which were held in a broker's account for the benefit of Stephens Groups Inc. The remaining 45,692 shares of common stock issuable pursuant to the exercise of Series 1986-A Convertible Preferred Stock are held directly by Stephens
         Group, Inc.
(2) Represents shares of common stock of the Issuer issuable upon conversion of 59,400 shares of Series 1986-A Convertible Preferred Stock beneficially owned by Stephens Group, Inc..
(3) Based upon 47,036,485 shares of common stock of Issuer issued and outstanding as of November 14, 1995.

ITEM 1.      SECURITY AND ISSUER

             The class of securities to which this statement relates is the Common Stock, par value $1.00 per share (the "Common Stock") of I.C.H. Corporation, a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 500 North Akard Street, Dallas, Texas 75201.

ITEM 2.      IDENTITY AND BACKGROUND

    1. (a)-(c) and (f) This statement is filed on behalf of the reporting person, Stephens Inc., an Arkansas corporation, whose principal business and executive offices are located at 111 Center Street, Little Rock, Arkansas 72201. The principal business of Stephens Inc. is investment banking. The following information is provided with respect to all executive officers, directors and controlling persons of Stephens Inc. all of whom are citizens of or domiciled in the United States:

                                         PRINCIPAL                              BUSINESS             POSITION WITH
                      NAME              OCCUPATION        EMPLOYER              ADDRESS            REPORTING PERSON
                      ----              ----------        --------              -------            ----------------
             Jackson T. Stephens    Investment Banker   Stephens Inc.      111 Center Street       Chairman
                                                                           Little Rock, AR 72201


             Warren A. Stephens     Investment Baker    Stephens Inc.      111 Center Street       President and
                                                                           Little Rock, AR 72201   Director

             Bess Stephens          Retired             N/A                111 Center Street       Director
                                                                           Little Rock, AR 72201

             Wilton R. Stephens,    Investment Banker   Stephens Inc.      111 Center Street       Director
             Jr.                                                           Little Rock, AR 72201


             Jon E.M. Jacoby        Investment Banker   Stephens Inc.      111 Center Street       Executive Vice
                                                                           Little Rock, AR 72201   President and
                                                                                                   Director

             W.R. Walker            Oil & Gas/Real      Stephens           623 Garrison Ave.       Director
                                    Estate              Production         Fort Smith, AR 72201
                                                        Company, Inc.

             Vernon J. Giss         Retired             N/A                111 Center Street       Director
                                                                           Little Rock, AR 72201

             Craig Campbell         Investment Banker   Stephens Inc.      111 Center Street       Director
                                                                           Little Rock, AR 72201


             I. Ernest Butler, Jr.  Investment Banker   Stephens Inc.      111 Center Street       Executive Vice
                                                                           Little Rock, AR 72201   President and
                                                                                                   Director

             (d) None.

             (e) None.

    2. (a)-(f) Stephens Group, Inc. is the ultimate parent of Stephens Inc. Stephens Group, Inc. is engaged in the principal business of making private investments in a variety of other businesses. The principal executive offices of Stephens Group,

             Inc. are located at 111 Center Street, Little Rock, Arkansas 7 2201. The executive officers, directors and controlling persons of Stephens Group, Inc. are the same as those listed above for Stephens Inc. All information provided in subsection 1 of Item 2 with respect to such persons is incorporated by reference into this subsection 2 of Item 2.

THE FOLLOWING ITEMS 3 THROUGH 6 ARE PROVIDED AS TO EACH REPORTING PERSON SET FORTH ABOVE.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             Not Applicable.

ITEM 4.      PURPOSE OF TRANSACTION

             Effective December 1, 1995, Stephens Group, Inc. and Carr Securities Corp. ("Carr") executed a Stock Purchase Agreement ("Stock Purchase Agreement") pursuant to which Stephens Group, Inc. sold 4,456,820 shares of Issuer's Common Stock (the "Shares") to Carr. At the closing on December 26, 1995, Stephens Inc., the record holder of the Shares, delivered to Carr a certificate evidencing the Shares and endorsed for transfer by Stephens Inc.

             Neither Stephens Inc. or Stephens Group, Inc. has any plans or proposals which relate to or would result in the occurrence of the events described in Items 4(a)-(j).

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

    (a) As of the date hereof, Stephens Inc. no longer holds any equity securities of the Issuer. Stephens Group, Inc. beneficially owns 45,692 shares of Common Stock issuable upon the conversion of 59,400 shares of Series 1986-A Convertible Preferred Stock, which represents approximately .01% of the outstanding Common Stock of the Issuer.

    (b) Stephens Group, Inc. has sole voting and dispositive power with respect to the 45,692 shares of Common Stock it beneficially owns.

    (c) On December 4, 1995, Stephens Group, Inc. sold 159,800 shares of the Issuer's Common Stock in an open market sale for $.01 per share. On December 7, 1994, direct beneficial ownership of 4,456,820 shares of Issuer's Common Stock was transferred by Stephens Inc. to Stephens Group, Inc., the ultimate parent corporation of Stephens Inc., for a purchase price of approximately $3.19 per share. Stephens Inc., however, retained record ownership of these shares in a broker's account for the benefit of Stephens Group, Inc. because Stephens Inc. is a registered broker/dealer.

    (d)      None.

    (e) Stephens Group, Inc., together with its affiliates (including Stephens Inc.), ceased to be the beneficial owner or more than 5% of Issuer's Common Stock on December 26, 1995.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             On December 7, 1994, Stephens Inc. transferred 4,456,820 shares of Issuer's Common Stock to Stephens Group, Inc. for a purchase price of approximately $3.19 per share.

             Attached as Exhibit 99(a) to this Schedule 13D is a copy of the Stock Purchase Agreement, dated as of December 1, 1995, by and between Stephens Group, Inc. and Carr Securities Corp., pursuant to which Stephens Group, Inc. sold 4,456,820 shares of Issuer's Common Stock for a purchase price of $2,500.00.

             To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

    99 (a) Stock Purchase Agreement, dated as of December 1, 1995, by and between Stephens Group, Inc. and Carr Securities Corp.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of January 9, 1996                        STEPHENS INC.



                                                   By: /s/ David A. Knight
                                                       -------------------------
                                                       David A. Knight
                                                       Senior Vice President


                                                   STEPHENS GROUP, INC.



                                                   By: /s/ C. Ray Gash
                                                       -------------------------
                                                       C. Ray Gash
                                                       Senior Vice President

                                 EXHIBIT INDEX

Exhibit
Number                                   Description
-------                                  -----------
99.(a)           Stock Purchase Agreement, dated as of December 1, 1995, by and between Stephens Group, Inc. and Carr Securities Corp.